

August 6, 2012

Via Email
Andreas McRobbie-Johnson
President and Chief Executive Officer
Dignyte, Inc.
605 W. Knox Rd., Suite 202
Tempe, AZ 85284

> **Re: Dignyte, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-181440**

Dear Mr. McRobbie-Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the registration statement file number and date on the cover of the registration statement. See Rule 470 of the Regulation C.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note your response to comment 6 in our letter dated June 11, 2012. Please clarify on your prospectus cover page that management may terminate the offering at its discretion any time after the minimum securities are sold.

4.   We note your response to comment 7 in our letter dated June 11, 2012 and we reissue the comment. Please provide a statement on your prospectus cover page, if true, that your escrow agent, Evolve Bank & Trust, and escrow account meet the requirements of Rule 419(b) of Regulation C.

The Offering, page 6

5.   We note your disclosure that Mr. McRobbie-Johnson is registering his shares "merely as a means of establishing history of the shares and in light of the fact that future buyers and sellers of such shares may be aided in their establishment of the tradeability of the shares by the fact they were included in this registration statement." Please clarify what you mean by "tradeability" of the shares. Please note that pursuant to Rule 15g-8 of the Securities Exchange Act of 1934, it is unlawful for any person to sell or offer to sell any security that is deposited and held in an escrow or trust account pursuant to Rule 419 under the Securities Act. There generally can be no market for securities sold under Rule 419 and securities must be sold at a fixed price for the duration of the offering.

6.   We note your statement on page 7 that notwithstanding the irrevocability of a subscription for shares, investors will have an opportunity to review information on the merger/acquisition entity and to have their subscriptions canceled and payment refunded or reconfirm their subscriptions. Please remove from your prospectus any statement implying that an investment in your securities is irrevocable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operation, page 25

7.   We note your response to comment 17 in our letter dated June 11, 2012. Please disclose throughout your prospectus, as applicable, that your plan of business may include becoming a party to a joint venture or licensing agreement with another corporation or entity; for example, on the prospectus cover page and the prospectus summary on page 5.

Acquisition of Opportunities, page 27

8.   We note your response to comment 20 in our letter dated June 11, 2012, and we reissue, in part, the comment. Your disclosure is still unclear regarding whether Mr. McRobbie-Johnson will seek to sell his shares to the public. If Mr. McRobbie-Johnson is not offering his shares in a public offering, please revise this section as well as your prospectus cover page to describe how Mr. McRobbie-Johnson will sell his shares. Also,

please clarify that Mr. McRobbie-Johnson must sell his shares at $0.10 for the duration of the offering.

Directors, Executive Officers, Promoters and Control Persons, page 29

9.   We note your response to comment 21 in our letter dated June 11, 2012. As revised, your disclosure is inconsistent with your disclosure on page 29 which states that both Mr. McRobbie-Johnson and Ms. Moore are not engaged in any transaction with a promoter. Given that these individuals are identified as promoters, please revise this section to clarify.

Executive Compensation, page 30

10.   We note your response to comment 23 in our letter dated June 11, 2012; however, your revised summary compensation table contains no disclosure regarding the $6,667 consulting fees paid to Mr. McRobbie-Johnson. Please revise this section or advise.

Exhibits

11.   We note your disclosure on page 7 and elsewhere which states that investors will be "subscribing" for shares in your offering. Please tell us whether you have a standard subscription agreement that will be used for shareholder subscriptions in this offering. If so, please file such agreement as an exhibit to your registration statement.

12.   With respect to your Articles of Incorporation and your Bylaws filed as exhibits 3.1(a) and 3.2, please footnote your Index of Exhibits to note that these exhibits were filed with your original Form S-1 as exhibits 3.B and 3.A, respectively.

Exhibit 3.1

13.   Please file exhibit 3.1 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 10.1

14.   Rule 419 applies to "every registration statement filed under the Act relating to an offering by a blank check company," including an offering by selling shareholders where the issuer is a blank check company. Therefore, the securities sold by the selling shareholder and the proceeds therefrom must also be escrowed. In addition, the provisions in the escrow agreement should reconcile to the disclosure in the prospectus. Please revise the escrow agreement as follows:

- The escrow amount up to $100,000 should be increased to include the funds from the shares sold by the selling shareholder.
- The agreement should clarify throughout, as applicable, that the acquisition must be valued at least 80% of the value of both the company and selling shareholder offerings and that 80% of the investors of both the company and selling shareholder offerings must reconfirm their investment. The last sentence on page 1 should be revised to reflect that if the minimum offering is not completed, all subscription funds will be returned to investors promptly without deduction of fees.
- Section v on page 2 reflects that the escrow will terminate if the offering amount is not reached within 180 days of the effectiveness of the offering, but the prospectus states that the offering may terminate on a maximum of 360 days from the effective date.
- "Methods of Disposition of Escrow Funds" on page 4 should be reconciled with the language in Rule 419(e)(3). See Rule 419(b)(4).

Exhibit 10.3

15.   Please refile the promissory note in executed form.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director